Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 2, 2025

This proxy statement (this “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on April 2, 2025 at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel (the “Company’s Offices”).

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (“Nasdaq” and the “Nasdaq Rules”, respectively), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our articles of association (the “Articles”), the presence of any two or more shareholders, personally or by proxy, holding (in the aggregate) not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares at the close of business on March 18, 2025 (the “Record Date”), shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until April 2, 2025, at the Company’s Offices at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted as Ordinary Shares for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposal (a “Simple Majority”).

Proposals for additional agenda items

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s Offices, c/o Adv. Orin Shefler, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via e-mail: orins@bren-energy.com, no later than March 21, 2025.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights as of the Record Date (i.e., 440,331 Ordinary Shares) is entitled to examine the proxy and voting materials at the Company’s Offices after the Meeting is held.

It is noted that there may be changes on the agenda after publishing this Proxy Statement. Therefore, the most updated agenda for the Meeting will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO AMEND AND RESTATE THE COMPANY’S CURRENT ARTICLES OF ASSOCIATION TO REFLECT THE SAME

As of the date hereof, the Company’s authorized share capital is NIS 15,000,000 Ordinary Shares, no par value per share.

On March 13, 2025, the Board of Directors approved an increase to the Company’s authorized share capital by 135,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”). Accordingly, after giving effect to the Increase of Authorized Share Capital, the authorized share capital of the Company will be 150,000,000 Ordinary Shares.

An amendment to the Company’s Articles that reflects the Increase of Authorized Share Capital, will be as follows:

“5. Authorized Share Capital.

(a) The authorized share capital of the Company shall consist of 150,000,000 Ordinary Shares, no par-value each (the “Ordinary Shares”)”

The Board of Directors believes that the Increase of Authorized Share Capital is advisable and in the Company shareholders’ best interests to reinstate the authorized share capital to 150,000,000, which was previously approved by the Company’s shareholders, in order to give the Company greater flexibility in considering and planning for future potential business needs. The current authorized share capital under the Company’s Articles is a result of a 10-for-1 reverse share split, which was implemented by the Company on November 13, 2023, and had previously been 150,000,000 prior to effectuating such reverse share split.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve to increase to the Company’s authorized share capital by 135,000,000 Ordinary Shares to 150,000,000 Ordinary Shares, and to amend and restate the Company’s current articles of association to reflect the same, as set forth in Proposal 1 of the Proxy Statement.”

The approval of this Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 2

TO AMEND AND RESTATE AND THE COMPANY’S ARTICLES OF ASSOCIATION TO INCLUDE AN ‘EXCLUSIVE FORUM’ SECTION

The shareholders of the Company are requested to approve an amendment to the Company’s Articles to include a new provision regarding an exclusive forum selection, and to renumber the current Article 70 as Article 71.

The shareholders of the Company are requested to approve to amend and restate the Articles as set forth in this Proxy Statement.

The proposed amendment to the Articles includes the addition Article 70, which will read as follows:

“70. Exclusive Forum. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the United States Securities Exchange Act of 1934, as amended.”

It is hereby clarified that Article 70 in the Articles shall be renumbered as Article 71.

The Board of Directors believe that having the Exclusive Forum provision is advisable as it will (i) allow for the consolidation of multi-jurisdiction litigation and help reduce the risk that the outcome of cases in multiple jurisdictions could be inconsistent; (ii) help deter state court forum-shopping; (iii) prevent major expenses due to claims filed in different jurisdictions in the U.S.; and (iv) provide efficiencies in managing the procedural aspects of litigation. In addition, the exclusive forum section is common for foreign private issuers which are public in the U.S.

It is hereby clarified that the Exclusive Forum will only regulate the forums where shareholders may file certain claims; it does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the U.S. federal district courts. There is, however, uncertainty as to whether a court would enforce these provisions.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an amendment to the Company’s articles of association to include an ‘Exclusive Forum’ section, as set forth in Proposal 2 of the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and this Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 14, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 14, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Brenmiller Energy Ltd.
Avraham Brenmiller, Chairman of the Board of Directors